    As filed with the Securities and Exchange Commission on October 20, 1997

                                                     Registration No. 333-______

                   -----------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM S-8
                            Registration Statement
                       Under the Securities Act of 1933

                           Septima Enterprises, Inc.
            (Exact Name of Registrant as Specified in its Charter)

      State of Colorado                                    85-0368333
--------------------------------              ----------------------------------
(State or Other Jurisdiction of                (IRS Employer Identification No.)
Incorporation or Organization)

                         600 Sandtree Drive, Suite 212
                           Lake Park, Florida 33403
              (Address of Principal Executive Offices) (Zip Code)

      Agreement with First American Financial Group dated August 7, 1997 and Certain Septima Enterprises, Inc. Stock Option Agreements
         -------------------------------------------------------------
                           (Full Title of the Plan)

                                                                       Copies To:
            R. Edwin Morgan
  President and Chief Executive Officer                              Michael V. Mitrione, Esq.
        Septima Enterprises, Inc.                            Gunster, Yoakley, Valdes-Fauli & Stewart, P.A.
      600 Sandtree Drive, Suite 212                         777 South Flagler Drive, Suite 500 East Tower
        Lake Park, Florida  33403                                 West Palm Beach, Florida  33401
-------------------------------------------
  (Name and Address of Agent for Service)

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following line: X
                                             ---

                        CALCULATION OF REGISTRATION FEE

=================================================================================================================================
                                                               Proposed Maximum           Proposed Maximum           Amount of
          Title of Securities                Amount to be     Offering Price Per         Aggregate Offering        Registration
           to be Registered                   Registered          Share(1)                     Price(1)                 Fee
---------------------------------------------------------------------------------------------------------------------------------
  Common Stock, no par value (2).......         62,500       $      .20                  $     12,500             $     3.78
---------------------------------------------------------------------------------------------------------------------------------
  Common Stock, no par value (3).......          4,500              .50                         2,250                   0.68
---------------------------------------------------------------------------------------------------------------------------------
  Common Stock, no par value (4).......        725,000             1.00                       725,000                 219.70
---------------------------------------------------------------------------------------------------------------------------------
  Common Stock, no par value (5).......         50,000             2.00                       100,000                  30.30
---------------------------------------------------------------------------------------------------------------------------------
  Common Stock, no par value (6).......         25,000             1.00                        25,000                   7.58
---------------------------------------------------------------------------------------------------------------------------------
  Total................................                                                  $    864,750               $ 262.04
---------------------------------------------------------------------------------------------------------------------------------

(1) Calculated pursuant to Rule 457(h), based on the exercise price of such options as described in Item 1 of Part I of this Registration Statement.

(2) Represents shares of Common Stock underlying options to purchase such shares at an exercise price of $.20 per share which were granted to officers and/or directors of the Company pursuant to Stock Option Agreements.

(3) Represents shares of Common Stock underlying options to purchase such shares at an exercise price of $.50 per share which were granted to an employee of the Company pursuant to Stock Option Agreements.

(4) Represents shares of Common Stock underlying options to purchase such shares at an exercise price of $1.00 per share which were granted to certain employees, officers, directors, consultants and/or advisors of the Company pursuant to Stock Option Agreements.

(5) Represents shares of Common Stock underlying options to purchase such shares at an exercise price of $2.00 per share which were granted to a consultant of the Company pursuant to a written agreement.

(6) Represents shares of Common Stock underlying options to purchase such shares at an exercise price of $1.00 per share which were granted to a consultant of the Company pursuant to a written agreement.

This Registration Statement shall become effective upon the filing in accordance with Section 8(a) of the Securities Act of 1933, as amended, and Rule 462.

                               EXPLANATORY NOTE

     This Registration Statement is intended to be used to register 867,000 shares of Common Stock, no par value per share (the "Common Stock"), of Septima Enterprises, Inc., a Colorado corporation (the "Company"), reserved for issuance and delivery pursuant to options granted under (i) that certain Agreement, dated as of August 7, 1997 (the "Agreement"), by and between First American Financial Group ("First American") and the Company, and (ii) Septima Enterprises, Inc. Stock Option Agreements, as amended (each, an "Option Agreement"), by and between each of Ronald D. Baker, Louis S. Camilli, Ronald J. Costello, Charlotte Darling, Roy H. Davidson, Darryl J. Dillenback, Malcolm Petree, Francisco Urrea, Jr., Thomas A. Urrea, and Lillian Werntz (collectively, the "Optionees") and the Company. Pursuant to the Note to Part I of Form S-8, the information specified by Part I of Form S-8 to be contained in a Section 10(a) prospectus to be distributed to First American and each Optionee is not being filed with the Securities and Exchange Commission (the "Commission").

                                    PART II

              Information Required in the Registration Statement

Item 3. Incorporation of Documents by Reference.

        The Company's Annual Report on Form 10-KSB for the year ended June 30, 1997, as filed with the Commission on September 26, 1997 (File No. 33-25126-D) is incorporated by reference in this Registration Statement.

        All documents filed by the Company pursuant to Sections 13(a) and (c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), after the date hereof and prior to the filing of a post-effective amendment which indicates that all securities offered hereby have been sold or which deregisters all securities then remaining unsold shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such document, except as to any portion of any Annual or Quarterly Report to Shareholders which is not deemed to be filed under said provisions. Any statement contained in this Registration Statement, or in a document incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained in any other subsequently filed document which also is incorporated or deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement.

Item 4. Description of Securities.

        The Company is registering under this Registration Statement 867,000 shares of Common Stock that are reserved for issuance and delivery pursuant to options granted under the Agreement and each of the Option Agreements. Each such option entitles the holder to purchase a specified number of shares of Common Stock at an exercise price determined by the Agreement or the applicable Option Agreement, as the case may be, and as more fully described in the Prospectus which forms a part of this Registration Statement. When issued, the shares of Common Stock shall be validly issued, fully paid and nonassessable. The following summary description of the Company's capital stock is qualified in its entirety by reference to the Company's Articles of Incorporation and Bylaws, copies of which have been incorporated by reference as exhibits to the Registration Statement from the Company's prior filings with the Commission.

Common Stock

        The Company is authorized to issue 25,000,000 shares of Common Stock, no par value per share, and 10,000,000 shares of preferred stock ("Preferred Stock"), no par value per share. As of October 17, 1997, there were 8,855,629 shares of Common Stock issued and outstanding including 250,000 shares of Common Stock underlying options exercised prior to the date of the Prospectus, held of record by approximately 183 shareholders, and no shares of Preferred Stock issued and outstanding.

        Voting Rights. The holder of each share of Common Stock has the right to cast one vote with respect to any matter submitted to the shareholders of the Company for a vote. Cumulative voting is not authorized by the Company's Articles of Incorporation. Accordingly, holders of a majority of the shares of Common Stock entitled to vote in any election of directors may elect all of the directors standing for election. For the election of directors, the number of directors to be elected who receive the highest amount of votes shall be elected. Unless a greater requirement is established by the Articles of Incorporation or the Colorado Business Corporation Act (the "CBCA"), and except for the election of directors, a matter submitted to a vote of shareholders will be approved if a majority of the shares represented at the meeting and entitled to vote on the matter vote in favor of such matter.

        Liquidation Rights. Upon the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to receive ratably the net assets of the Company available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding Preferred Stock.

        Dividends. Holders of Common Stock are entitled to share equally in dividends, when, as and if declared by the Board of Directors of the Company out of funds legally available therefor, subject to any preferential dividend rights of any outstanding Preferred Stock. The Company has not paid any cash or stock dividends on its Common Stock and it is unlikely that any such dividends will be declared in the foreseeable future.

        Preemptive Rights. Holders of Common Stock have no preemptive, subscription, redemption or conversion rights. The shares of Common Stock reserved for issuance and registered hereunder will be, when issued and paid for, fully paid and nonassessable. The rights, preferences and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Preferred Stock which the Company may designate and issue in the future.

        Authorized But Unissued Shares. The authorized but unissued shares of Common Stock (and Preferred Stock, as described below) are available for future issuance without shareholder approval. These additional shares may be utilized for a variety of corporate purposes, including future private and/or public offerings to raise additional capital, corporate acquisitions and for issuances pursuant to employee benefit plans or option agreements. The existence of authorized but unissued and unreserved Common Stock and Preferred Stock may enable the Board of Directors to issue shares to persons friendly to current management which could discourage or make more difficult an attempt to obtain control of the Company by means of a proxy contest, tender offer, merger or otherwise, and thereby could protect the continuity of the Company's management.

        The Board of Directors, without shareholder approval, can issue Preferred Stock with voting and conversion rights that could adversely affect the voting power of holders of Common Stock. The issuance of Preferred Stock may have the effect of delaying, deferring, or preventing a change in control of the Company. The Company has no present plans to issue any shares of Preferred Stock.

        Board of Directors. The Bylaws of the Company provide that the Board of Directors shall be comprised of no less than three and no more than seven members, and each director shall hold office until the next succeeding annual meeting of shareholders, and until their successors have been elected and qualified.

        Actions by Written Consent. Any action required or permitted to be taken at a meeting of the shareholders may be taken in an action by written consent signed by all of the shareholders of the Company entitled to vote with respect to the subject matter thereof.

Preferred Stock

        The Board of Directors has the authority, without further action of the shareholders of the Company, to issue up to an aggregate of 10,000,000 shares of Preferred Stock in one or more series and to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each such series thereof, including the dividend rights, dividend rates, conversion rights, voting rights, terms of redemption (including sinking fund provisions), redemption price or prices, liquidation preferences and the number of shares constituting any series of the designation of such series.

        The Board of Directors, without shareholder approval, can issue Preferred Stock with voting and conversion rights that could adversely affect the voting power of holders of Common Stock. The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company. The Company has no present plans to issue any shares of Preferred Stock.

Item 5. Interests of Named Experts and Counsel.

        None. Neither the named experts or counsel referenced below have an interest in the Company.

Item 6. Indemnification of Directors and Officers.

        Sections 7-109-101 through 7-109-110 of the Colorado Business Corporation Act (the "CBCA") authorize the indemnification of directors, officers, agents, employees and fiduciaries (each, an "Indemnifiable Person") of a Colorado corporation against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement and reasonably incurred in connection with any action seeking to establish such liability, if the Indemnifiable Person (i) conducted himself or herself in good faith, (ii) reasonably believed (a) in the case of conduct in an official capacity with the corporation, that his or her conduct was in the best interest of the corporation, or (b) in all other cases, that his or her conduct was at least not opposed to the corporation's best interests, and (iii) in the case of any criminal proceeding, had no reasonable cause to believe that his or her conduct was unlawful. However, the corporation may not indemnify such person if, (i) in connection with a proceeding by or in the right of the corporation, the Indemnifiable Person was adjudged liable to the corporation, or (ii) in connection with any other proceeding, the director was adjudged liable on the basis that he or she derived an improper personal benefit. Subject to the terms and conditions set forth in the CBCA, a corporation may also pay for or reimburse the reasonable expenses incurred by an Indemnifiable Person who is a party to a proceeding in advance of the final disposition of the proceeding.

        The foregoing discussion of the CBCA is only a summary and is qualified in its entirety by the full text of CBCA.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act"), may be permitted to directors, officers or persons controlling the Company, the Company has been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7. Exemption from Registration Claimed.

        Not applicable.

Item 8. Exhibits.

        4.1*  Articles of Incorporation, as amended to the date hereof.
        4.2*  Bylaws, as amended to the date hereof.
        4.3*  Form of Common Stock Certificate.
        4.4   Agreement, by and between First American and the Company.
        4.5 Form of Septima Enterprises, Inc. Stock Option Agreement, between the Company and certain of the Optionees, with respect to non-transferable options.
        4.6 Form of Septima Enterprises, Inc. Stock Option Agreement, as amended, between the Company and certain of the Optionees, with respect to options with limited transferability.
        5.1   Opinion of Gunster, Yoakley, Valdes-Fauli & Stewart, P.A.
              regarding the legality of the securities being offered hereby.
        23.1  Consent of McGladrey & Pullen, LLP.
        23.2  Consent of Delisi, Henninger and Associates.
        23.3  Consent of Gunster, Yoakley, Valdes-Fauli & Stewart, P.A.
              (contained in Exhibit 5.1).

-----------
* Previously filed as an exhibit to and incorporated by reference from the Company's Annual Report on Form 10-KSB for the year ended June 30, 1997, as filed with the Commission on September 26, 1997 (File No. 33-25126-
        D).

Item 9. Undertakings.

        The undersigned Company hereby undertakes:

        (1)(a) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement, to:

               (i) Include any prospectus required by Section 10(a)(3) of the Securities Act;

               (ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) of this chapter if, in the aggregate, the changes in the volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

               (iii) Include any additional or changed material information on the plan of distribution.

Provided, however, that paragraphs (1)(a)(i) and (1)(a)(ii) do not apply if the information required in such a post-effective amendment is incorporated by reference from periodic reports filed by the Company under the Exchange Act.

     (b) For determining liability under the Securities Act, to treat each post-effective amendment as a new registration statement of the securities offered, and to treat the offering of such securities at that time as the initial bona fide offering.

     (c) To file a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

     (2) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Company certifies that it has reasonable grounds to believe it meets all the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Lake Park, State of Florida, on this 17th day of October, 1997.

                                   SEPTIMA ENTERPRISES, INC.


                                   By: /s/ R. Edwin Morgan
                                      ----------------------------------------
                                      R. Edwin Morgan
                                      President and Chief Executive Officer
                                      (Duly Authorized Representative)


        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated as of October 17, 1997.


                                       /s/ R. Edwin Morgan
                                   -------------------------------------------
                                   R. Edwin Morgan
                                   President, Chief Executive Officer,
                                   Treasurer and Director (Principal Executive
                                   Officer, Principal Accounting Officer and
                                   Principal Financial Officer)

                                       /s/ Louis S. Camilli
                                   -------------------------------------------
                                   Louis S. Camilli
                                   Director

                                       /s/ Roy H. Davidson
                                   -------------------------------------------
                                   Roy H. Davidson
                                   Director

                                       /s/ Darryl J. Dillenback
                                   -------------------------------------------
                                   Darryl J. Dillenback
                                   Director

                                 EXHIBIT INDEX


 Exhibit Number
 --------------
     4.1*  Articles of Incorporation, as amended to the date hereof.

     4.2*  Bylaws, as amended to the date hereof.

     4.3*  Form of Common Stock Certificate.

     4.4   Agreement, by and between First American and the Company.

     4.5   Form of Septima Enterprises, Inc. Stock Option Agreement, between the
           Company and certain of the Optionees, with respect to non-transferable options.

     4.6 Form of Septima Enterprises, Inc. Stock Option Agreement, as amended, between the Company and certain of the Optionees, with respect to options with limited transferability.

     5.1 Opinion of Gunster, Yoakley, Valdes-Fauli & Stewart, P.A. regarding the legality of the securities being offered hereby.

     23.1  Consent of McGladrey & Pullen, LLP.

     23.2  Consent of Delisi, Henninger and Associates.

     23.3 Consent of Gunster, Yoakley, Valdes-Fauli & Stewart, P.A. (contained in Exhibit 5.1).

-----------

* Previously filed as an exhibit to and incorporated by reference from the Company's Annual Report on Form 10-KSB for the year ended June 30, 1997, as filed with the Commission on September 26, 1997 (File No. 33-25126-D).